Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010		2009		2008		2007		2006
	(In millions, except ratio of earnings to fixed charges)

Earnings:
Income from continuing operations before income taxes	$1,484		$1,386		$1,423		$1,165		$818
Less: Net income attributable to noncontrolling interests	11		10		11		9		10

Income before income taxes after noncontrolling interests	$1,473		$1,376		$1,412		$1,156		$808
Add:
Interest expense	257		268		279		304		303
Amortization of debt expense	12		11		11		10		10
Interest component of rent expense	59		59		58		56		53

Earnings	$1,801		$1,714		$1,760		$1,526		$1,174

Fixed charges:
Interest expense	$257		$268		$279		$304		$303
Amortization of debt expense	12		11		11		10		10
Interest component of rent expense	59		59		58		56		53

Fixed charges	$328		$338		$348		$370		$366

Ratio of earnings to fixed charges	5.5	x	5.1	x	5.1	x	4.1	x	3.2x